UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

Lance Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,876,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,876,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,876,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%*
14	TYPE OF REPORTING PERSON PN

*

Based on 63,825,304 shares of Common Stock (defined below) issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,876,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,876,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,876,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%*
14	TYPE OF REPORTING PERSON OO

*

Based on 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,876,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,876,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,876,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%*
14	TYPE OF REPORTING PERSON PN

*

Based on 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,876,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,876,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,876,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%*
14	TYPE OF REPORTING PERSON OO

*

Based on 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,876,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,876,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,876,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%*
14	TYPE OF REPORTING PERSON IN

*

Based on 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D originally filed on October 16, 2019 (the “Original Schedule 13D”, and together with this Amendment No. 1, this “Schedule 13D”). This Amendment No. 1 relates to the common stock, without par value (“Common Stock”), of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Issuer”). The address of the principal executive office of USAT is 100 Deerfield Lane, Suite 140, Malvern, PA 19355.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review and subject to the terms of the Stock Purchase Agreement and the Non-Disclosure Agreement (as defined in Item 6 below), one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans or for any other purpose, or formulate other purposes, plans or proposals, and/or take, discuss, encourage or support any other action which the Reporting Persons may deem to be appropriate in the circumstances, including an extraordinary corporate transaction regarding the Issuer, its subsidiaries and/or any of their respective securities or assets, in each case, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions and/or other factors. In addition, subject to the terms of the Stock Purchase Agreement and the Non-Disclosure Agreement, the Reporting Persons and their representatives and advisors have and will in the future (i) communicate with the board of directors, members thereof and management of the Issuer or its subsidiaries concerning the types of transactions disclosed in this paragraph and/or the types of actions set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D, including but not limited to the acquisition of equity securities of the Issuer or its subsidiaries and the exploration by the Issuer of strategic alternatives and (ii) communicate with third-party businesses and financial investors in the Issuer’s industry regarding possible strategic alternatives and/or mergers and acquisitions activity involving or relating to the Issuer. Furthermore, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any. Subject to the terms of the Non-Disclosure Agreement, the Reporting Persons currently intend to acquire additional Common Stock of the Issuer, and, as a result, the Reporting Persons’ ability to influence the management, the board of directors or the policies of the Issuer may increase. Moreover, subject to the terms of the Stock Purchase Agreement and the Non-Disclosure Agreement, from time to time the Reporting Persons and their representatives and advisors have and will in the future communicate with some or all of the following: each other, the board of directors, members thereof, management or representatives of the Issuer, other current and prospective security holders or lenders of the Issuer, industry participants, businesses in the industry and interested parties, in each case, concerning the Issuer. Such discussions with security holders of the Issuer have included and are expected in the future to include corporate governance matters, the composition of the Issuer’s board of directors, the content of the Issuer’s organizational documents, and matters relating to the foregoing, in each case, subject to the terms of the Non-Disclosure Agreement. The foregoing potential actions and/or communications have involved, and are in the future expected to involve, one or more of the events referred to in subparagraphs (a)–(j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Schedule 13D, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, none of the Reporting Persons presently has any additional plans or proposals that relate to or would be required to be described in Schedule 13D. The Reporting Persons reserve the right to change their intentions with respect to any and all matters referred to in subparagraphs (a)–(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 3,876,854 shares of Common Stock pursuant to the Stock Purchase Agreement and certain subsequent transactions set forth in Schedule I attached hereto. The description of the Stock Purchase Agreement set forth in Item 6 of the Original Schedule 13D is incorporated by reference herein in response to this Item 5.

As of the date hereof, the Reporting Persons each beneficially own 3,876,854 shares of Common Stock, which represents 6.07% of the Common Stock issued and outstanding by USAT. The aggregate percentage of Common Stock reported owned by each person named herein is based upon 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

Antara Master Fund directly beneficially owns the Shares issued pursuant to the Stock Purchase Agreement. Antara Fund GP, Antara GP and Antara Capital are deemed to have beneficial ownership of the Shares owned beneficially by Antara Master Fund. Mr. Gulati is deemed to have beneficial ownership of the Shares owned beneficially by each of the foregoing Reporting Persons.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c) Except as provided in Item 6 hereof, all transactions in the capital stock of USAT effected during the past sixty (60) days on behalf of the Reporting Persons over which the Reporting Persons have investment discretion are set forth in Schedule I attached hereto and incorporated herein by reference.

(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Section 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following supplemental information:

(e) Amendment to Non-Disclosure Agreement

On November 12, 2019, USAT and Antara Capital entered into an amendment (the “NDA Amendment”) to the Non-Disclosure Agreement, dated September 30, 2019, by and between USAT and Antara Capital (the “Original Non-Disclosure Agreement”, as amended by the NDA Amendment, the “Non-Disclosure Agreement”), pursuant to which USAT agreed to waive or modify portions of Section 4 of the Original Non-Disclosure Agreement (including clauses (a), (b), (d), (e) and (f) thereof) relating to Antara Capital’s standstill obligations. As a result, among other things, Antara Capital is no longer subject to an outright prohibition on acquiring beneficial ownership of additional shares of Common Stock while the standstill provision contained in the Non-Disclosure Agreement remains in effect (which period extends through September 30, 2020) and is now permitted during such period to acquire beneficial ownership of additional shares of Common Stock, when taken together with the shares of Common Stock held by Antara Capital as of the date of the Original Schedule 13D, representing up to 9.9% of the Common Stock issued and outstanding.

The foregoing summary description of the material terms of the NDA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the NDA Amendment, which is filed as Exhibit 6 and is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit	Description

6	Amendment to Non-Disclosure Agreement, dated November 12, 2019, by and between Antara Capital LP and USA Technologies, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP

By:	Antara Capital LP not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	November 13, 2019

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	November 13, 2019

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	November 13, 2019

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	November 13, 2019

By:	/s/ Himanshu Gulati
Himanshu Gulati, an individual
Date: November 13, 2019

Schedule I

Transactions

The following table sets forth all transactions with respect to the capital stock of USAT effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the capital stock, inclusive of any transactions effected through 4:00 pm, New York City time, on November 13, 2019.

Transaction Type	Trade Date	Security Type	Quantity	Security Ticker	Trade Price
Short	9/24/2019	Common Stock	100,000.00	USAT	$4.9993
Cover	9/24/2019	Common Stock	100,000.00	USAT	$5.0083
Buy	9/25/2019	Common Stock	250,000.00	USAT	$4.3600
Sell	9/26/2019	Common Stock	190,543.00	USAT	$5.1503
Sell	9/27/2019	Common Stock	59,457.00	USAT	$5.1500
Buy	11/13/2019	Common Stock	16,854.00	USAT	$7.1000
Buy	11/13/2019	Common Stock	60,000.00	USAT	$7.0500